Registration Statement No. 333-160432
Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 7, 2009 to

Preliminary Prospectus Supplements dated October 6, 2009

AirTran Holdings, Inc.

9,842,520 Shares of Common Stock

and

$100,000,000 aggregate principal amount of

5.25% Convertible Senior Notes due 2016

This term sheet relates only to the shares of common stock and the convertible senior notes (together, the “securities”) described below and should be read together with the preliminary prospectus supplement dated October 6, 2009 (including the documents incorporated by reference therein) relating to the common stock offering and the preliminary prospectus supplement dated October 6, 2009 (including the documents incorporated by reference therein) relating to the convertible senior notes offering before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	AirTran Holdings, Inc.

Ticker/Exchange:	AAI / NYSE

Last sale price of AAI common stock:	$5.08 (October 7, 2009)

Shares of Common Stock

Securities offered:	Common Stock, par value $0.001 per share (the “Common Stock”)

Number of shares issued:	9,842,520 shares of Common Stock

Over-allotment option:	1,476,378 shares of Common Stock

Price to public:	$5.08 per share of Common Stock

Underwriting discounts and commissions:	$0.22225 per share of Common Stock

Proceeds (before expenses) to Issuer:	Approximately $47.8 million or approximately $55.0 million if the underwriters exercise their over- allotment option in full

CUSIP:	00949P 108

ISIN:	US00949P108

5.25% Convertible Senior Notes due 2016

Securities offered:	5.25% Convertible Senior Notes due 2016

Aggregate principal amount offered:	$100,000,000

Over-allotment option:	$15,000,000

Maturity date:	November 1, 2016

Annual interest rate:	5.25% per year, accruing from the settlement date

Interest payment dates:	May 1 and November 1 of each year, beginning May 1, 2010

Conversion:	Holders may convert their notes at their option on any day to, and including, the business day immediately preceding the maturity date into shares of Common Stock equal to the conversion rate, subject to adjustment in certain circumstances.

Record dates:	April 15 and October 15 of each year

Price to public:	100%

Underwriting discounts and commissions:	2.75% per note

Proceeds to Issuer:	97.25% per note

Conversion premium:	20%

Initial conversion price:	Approximately $6.10 per share of Common Stock, subject to adjustment

Initial conversion rate:	164.0420 shares of Common Stock per $1,000 principal amount of notes, subject to adjustment

CUSIP:	00949P AD0

ISIN:	US00949PAD06

Use of proceeds:

The net proceeds from the sale of the notes, after deducting estimated expenses and the underwriters’ discount, will be approximately $97.0 million (or approximately $111.6 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use the net proceeds from the offering and the concurrent Common Stock offering for general corporate purposes, which may include additions to working capital, capital expenditures or the retirement of debt.

Repurchase at the option of the holder upon a fundamental change:

Upon a fundamental change, the holders may require the Issuer to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Adjustment to conversion rate upon a make-whole fundamental change:

Holders who convert their notes in connection with a make-whole fundamental change are entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, adjustment date and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes.

The maximum number of additional shares to be added to the conversion rate per $1,000 principal amount of notes is 32.8084, subject to adjustment.

Stock Price

Adjustment Date	$5.08	$5.50	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00
October 14, 2009	32.8084	30.3030	27.7778	23.8095	20.8333	18.5185	16.6667	13.3333	11.0067	7.5821	5.5832	4.2809	2.7070	1.8124
November 1, 2010	32.8084	30.3030	27.7778	23.8095	20.8333	18.5185	16.6667	12.6716	10.0794	6.9474	5.1206	3.9294	2.4844	1.6606
November 1, 2011	32.8084	30.3030	27.7778	23.8095	20.2306	17.3637	15.1751	11.4578	9.1065	6.2870	4.6453	3.5718	2.2645	1.5141
November 1, 2012	32.8084	30.3030	27.5208	21.8670	18.0732	15.3701	13.3571	10.0189	7.9535	5.5045	4.0834	3.1508	2.0071	1.3459
November 1, 2013	32.8084	29.2860	25.0377	19.2132	15.5034	12.9808	11.1654	8.2865	6.5684	4.5665	3.4067	2.6429	1.6993	1.1460
November 1, 2014	32.8084	26.7617	21.9578	15.7535	12.1301	9.8587	8.3323	6.0919	4.8299	3.3842	2.5440	1.9874	1.2941	0.8821
November 1, 2015	32.8084	23.4980	17.5471	10.6508	7.3001	5.5651	4.5751	3.3320	2.6716	1.8977	1.4382	1.1319	0.7489	0.5194
November 1, 2016	32.8084	17.7762	2.6247	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and adjustment date may not be set forth in the table, in which case:

—

if the stock price is between two stock prices in the table above or the adjustment date is between two adjustment dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later adjustment dates based on a 365-day year, as applicable;

—	if the stock price is in excess of $50.00 per share of Common Stock (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

—	if the stock price is less than $5.08 per share of Common Stock (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

Other Offering Information

Trade date:	October 8, 2009

Settlement date:	October 14, 2009

Sole book-running manager:	Morgan Stanley & Co. Incorporated

Co-manager:	Raymond James & Associates, Inc.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PRELIMINARY PROSPECTUS SUPPLEMENTS) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THESE OFFERINGS. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PRELIMINARY PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED TOLL-FREE AT 1-866-718-1649 OR RAYMOND JAMES & ASSOCIATES, INC. AT 1-727-567-2400.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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